ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Pension IRA

Supplement dated June 15, 2010 to the Contract Prospectus and Statement of Additional Information, each dated April 30, 2010, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus and SAI for future reference.

Effective June 30, 2010, the contracts will no longer be available for new sales. Existing contracts will continue to accept additional purchase payments, subject to the terms of the contract.